AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 2010.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

     MBIA CAPITAL/CLAYMORE MANAGED DURATION INVESTMENT GRADE MUNICIPAL FUND

                       (Name of Subject Company (issuer))

     MBIA CAPITAL/CLAYMORE MANAGED DURATION INVESTMENT GRADE MUNICIPAL FUND

                        (Name of Filing Person (offeror))

                      COMMON SHARES OF BENEFICIAL INTEREST,
                           PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                    55266X209

                      (CUSIP Number of Class of Securities)

                             KEVIN M. ROBINSON, ESQ.
                            2455 CORPORATE WEST DRIVE
                              LISLE, ILLINOIS 60532
                                 (630) 505-3700

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                              SARAH E. COGAN, ESQ.
                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                            CALCULATION OF FILING FEE

===================================== =========================================
TRANSACTION VALUE                     AMOUNT OF FILING FEE
------------------------------------- -----------------------------------------
$15,986,253 (a)                       $1,139.82 (b)
------------------------------------- -----------------------------------------

(a) Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate market value for 1,190,339 common shares in the offer, based on the average of the high and low prices on February 5, 2010 of $13.68 as reported on the New York Stock Exchange.

(b) Calculated at $71.30 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:              Not applicable
     Form or Registration No.:            Not applicable
     Filing Party:                        Not applicable
     Date Filed:                          Not applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

         [ ]      third party tender offer subject to Rule 14d-1

         [X]      issuer tender offer subject to Rule 13e-4

         [ ]      going-private transaction subject to Rule 13e-3

         [ ]      amendment to Schedule 13D under Rule 13d-2

         Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

INTRODUCTORY STATEMENT

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2010 relates to an offer by MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund, a Delaware statutory trust (the "Fund"), to repurchase up to 1,190,339 (approximately 15%) of its issued and outstanding common shares of beneficial interest, par value $0.001 per share.

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO amends such Issuer Tender Offer Statement to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.



ITEM 12. EXHIBITS

     (a)(5)(iii) Press release issued on March 15, 2010.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            MBIA CAPITAL/CLAYMORE MANAGED DURATION INVESTMENT GRADE MUNICIPAL FUND

                            By:    /s/ J. Thomas Futrell
                                   -------------------------------------
                                   Name: J. Thomas Futrell
                                   Title: Chief Executive Officer